NATIONAL CITY MORTGAGE CAPITAL LLC
3232 NEWMARK DRIVE
MIAMISBURG, OHIO 45342

December 4, 2006

By EDGAR

Ms. Sara D. Kalin
Branch Chief - Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

National City Mortgage Capital LLC
File No.: 333-135655
Request for Acceleration

Dear Ms. Kalin:

In connection with the above-captioned registration statement, we wish to advise you that we hereby request that the effective date of such registration statement be accelerated so that the same will become effective on December 5, 2006 at 5:00 PM EST or as soon as practicable thereafter.

The undersigned registrant hereby undertakes to ensure that the delinquencies as of the cut-off date table in each prospectus supplement prepared under this registration statement accurately reflects (in both such table and the accompanying text and footnotes) the maximum number of days any of the related mortgage loans are delinquent.

The registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NATIONAL CITY MORTGAGE CAPITAL LLC

By: /s/ Kelly C. Johnson
Name: Kelly C. Johnson
Title: Vice President and Secretary